                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                    Superior Consultant Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   868146101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Susan M. Synor
                    Superior Consultant Holdings Corporation
                            17570 West 12 Mile Road
                           Southfield, Michigan 48076
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 4, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868146101               13D                        PAGE  2 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                              Ronald V. Aprahamian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                              See Item 2 below                           (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                              SC, PF
                              See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         689,135
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                           3,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         689,135
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                           3,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              692,135
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              6.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                              IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  3 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                              Richard D. Helppie, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                              See Item 2 below                           (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                              PF
                              See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                       3,468,049
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       3,468,049
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              3,468,049
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              31.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                              IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  4 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                              George S. Huntzinger
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                              See Item 2 below                           (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                              SC, PF
                              See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         248,525
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                           4,500
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         248,525
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                           4,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              253,025
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                              IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  5 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                              Charles O. Bracken
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                              See Item 2 below                           (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                              SC, PF
                              See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         452,853
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         452,853
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              452,853
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                              IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  6 OF 11 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                              Steven H. Smith
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                              See Item 2 below                           (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
                              SC, PF
                              See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         286,300
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         286,300
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              286,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 868146101                                           Page 7 of 11 Pages
--------------------------------------------------------------------------------


         The undersigned hereby amend their Schedule 13D filed November 13, 2000, as amended by the Amendment No. 1 filed November 29, 2000, the Amendment No. 2 filed December 11, 2000 and the Amendment No. 3 filed March 5, 2001 (collectively, the "Schedule 13D"), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 4 is to amend the principal business address of the Reporting Persons, describe the acquisition of certain shares by Aprahamian, report an increase in the shares of Common Stock beneficially owned by the Reporting Persons and to describe the transactions in the Common Stock effected by the Reporting Persons since the filing of the Amendment No. 3.

ITEM 2 - IDENTITY AND BACKGROUND

Item 2 is amended as follows:

The principal business address of each of the Reporting Persons is c/o Superior Consultant Holdings Corporation, 17570 West 12 Mile Road, Southfield, Michigan 48076.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is supplemented as follows:

On May 4, 2001, Aprahamian purchased 144,610 shares of Common Stock from Robert
R. Tashiro ("Tashiro"), the Issuer's former President and Chief Operating Officer, at a per share price of $3.065. Aprahamian paid to Tashiro $233,893.59 in cash and assumed the obligations of Tashiro under a term promissory note in favor of the Issuer with the amount outstanding of $209,336.06 (the "Assumed Note"). Aprahamian, Tashiro and the Issuer entered into an Assignment, Assumption and Release Agreement (the "Assignment, Assumption and Release Agreement") with respect to the assumption of the Assumed Note by Aprahamian, and Aprahamian and the Issuer amended and restated the Assumed Note. In addition, Aprahamian entered into a Shareholder Agreement with the Issuer (the "Shareholder Agreement") which provides that all amounts due under the Assumed Note will become immediately payable in the event that (a) Aprahamian resigns as a director of the Issuer, (b) Aprahamian elects not to stand for reelection as a director of the Issuer or (c) there is a Change in Control of the Issuer, as defined in the Shareholder Agreement. The Assumed Note bears interest at 7.71% per annum. The Assumed Note provides for equal annual payments of principal and interest of $25,000, payable on December 31 of each year, with the entire unpaid principal balance due on [December 31, 2015]. The Assumed Note, Assignment, Assumption and Release Agreement and the Shareholder Agreement are attached hereto as Exhibits O, P and Q, respectively, and are incorporated herein by reference.

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

Item 5 is supplemented as follows:

(a) As of May 14, 2001, there were 11,074,869 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the

--------------------------------------------------------------------------------
CUSIP No. 868146101                                           Page 8 of 11 Pages
--------------------------------------------------------------------------------


aggregate 5,152,362 shares of Common Stock which represents approximately 45.6% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Aprahamian beneficially owns 692,135 shares, which represent 6.2% of the outstanding shares of Common Stock;
(ii) Helppie beneficially owns 3,468,049 shares, which represent 31.0% of the outstanding shares of Common Stock; (iii) Huntzinger beneficially owns 253,025 shares, which represent 2.3% of the outstanding shares of Common Stock; (iv) Bracken beneficially owns 452,853 shares, which represent 4.0% of the outstanding shares of Common Stock; and (v) Smith beneficially owns 286,300 shares, which represent 2.6% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Aprahamian - 4,000 shares;
Helppie - 110,000 shares; Huntzinger - 5,000 shares; and Bracken - 115,000 shares.

(b) Each of Helppie, Bracken and Smith possesses sole voting power and sole dispositive power with respect to all of his shares. Aprahamian possesses sole voting power and sole dispositive power with respect to 689,135 shares and shares voting power and dispositive power with respect to 3,000 shares. Aprahamian shares voting and dispositive power with respect to 3,000 shares with his mother, Ms. Polly Mary Aprahamian, for which he serves as a trustee under a trust established for her benefit. Huntzinger possesses sole voting power and sole dispositive power with respect to 248,525 shares and shares voting power and dispositive power with respect to 4,500 shares. Huntzinger shares voting and dispositive power with respect to 4,500 shares with Sherry M. Huntzinger, his wife.

(c) On May 4, 2001, Aprahamian acquired 144,610 shares of Common Stock in consideration for cash and the assumption of the Assumed Note. See Item 3 for a description of this transaction. In addition, since the filing of Amendment No. 3 to the Schedule 13D, the Reporting Persons purchased the following additional shares of Common Stock in the open market:

Reporting Person                       Purchase Date                     Shares                 Price per Share(1)
Aprahamian                                03/19/2001                         1,450                        3.0000
                                          03/27/2001                           925                        2.9375
                                          03/28/2001                           925                        2.8125
                                          04/03/2001                        12,600                        2.9063
                                          04/10/2001                           625                        2.8900
                                          04/18/2001                           650                        2.9500
                                          04/19/2001                        12,150                        3.2000
                                          04/25/2001                         5,700                        3.2500

--------------------------------------------------------------------------------
CUSIP No. 868146101                                           Page 9 of 11 Pages
--------------------------------------------------------------------------------

Helppie                                   03/19/2001                         1,450                        3.0000
                                          03/27/2001                           925                        2.9375
                                          03/28/2001                           925                        2.8125
                                          04/03/2001                        12,600                        2.9063
                                          04/10/2001                           625                        2.8900
                                          04/18/2001                           650                        2.9500
                                          04/19/2001                        12,150                        3.2000
                                          04/25/2001                         5,700                        3.2500

Huntzinger                                03/19/2001                           300                        3.0000
                                          03/27/2001                           200                        2.9375
                                          03/28/2001                           200                        2.8125
                                          04/03/2001                         2,500                        2.9063
                                          04/10/2001                           125                        2.8900
                                          04/18/2001                           150                        2.9500
                                          04/19/2001                         2,400                        3.2000
                                          04/25/2001                         1,200                        3.2500

Bracken                                   03/19/2001                           200                        3.0000
                                          03/27/2001                            75                        2.9375
                                          03/28/2001                            75                        2.8125
                                          04/03/2001                         1,300                        2.9063
                                          04/10/2001                            75                        2.8900
                                          04/18/2001                            75                        2.9500
                                          04/19/2001                         1,100                        3.2000
                                          04/25/2001                           550                        3.2500

Smith                                     03/19/2001                           600                        3.0000
                                          03/27/2001                           375                        2.9375
                                          03/28/2001                           375                        2.8125
                                          04/03/2001                         5,000                        2.9063
                                          04/10/2001                           250                        2.8900
                                          04/18/2001                           275                        2.9500
                                          04/19/2001                         5,000                        3.2000
                                          04/25/2001                         2,350                        3.2500

(1) Average price per share of all purchases made on the purchase date.

--------------------------------------------------------------------------------
CUSIP No. 868146101                                          Page 10 of 11 Pages
--------------------------------------------------------------------------------

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is supplemented as follows:

See Item 3 for a description of the Assumed Note, Assignment, Assumption and Release Agreement and the Shareholder Agreement by and between Aprahamian, the Issuer and Tashiro, where applicable.

ITEM 7 - MATERIALS TO BE FILED AS EXHIBITS

Item 7 is supplemented as follows:

Exhibit O                           Assumed Note
Exhibit P                           Assignment, Assumption and Release Agreement
Exhibit Q                           Shareholder Agreement

--------------------------------------------------------------------------------
CUSIP No. 868146101                                          Page 11 of 11 Pages
--------------------------------------------------------------------------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2001


/s/ Ronald V. Aprahamian                                     /s/ Richard D. Helppie, Jr.
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                    Signature

Ronald V. Aprahamian, Chairman                               Richard D. Helppie, Jr., CEO and Director
--------------------------------------------------------     ---------------------------------------------------------
                      Name/Title                                                    Name/Title


/s/ George S. Huntzinger                                     /s/ Charles O. Bracken
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                    Signature

George S. Huntzinger, President and COO                      Charles O. Bracken, Executive Vice President
--------------------------------------------------------                        and Director
                      Name/Title                             ---------------------------------------------------------
                                                                                    Name/Title

/s/ Steven H. Smith
--------------------------------------------------------
                       Signature

Steven H. Smith, Executive Vice President
--------------------------------------------------------
                      Name/Title


                                    EXHIBIT O

                                  ASSUMED NOTE

                      AMENDED AND RESTATED PROMISSORY NOTE


$203,906.70                                               As of  January 1, 2001
                                                            Executed May 4, 2001
                                                            Southfield, Michigan

         FOR VALUE RECEIVED the undersigned (the "Maker") promises to pay to the order of SUPERIOR CONSULTANT COMPANY, INC., a Michigan corporation ("Payee"), the principal sum of TWO HUNDRED THREE THOUSAND NINE HUNDRED SIX AND 70/100 ($203,906.70) Dollars in lawful money of the United States until paid in full. Equal annual payments of principal and interest in the amount of Twenty-Five Thousand ($25,000) Dollars shall be paid beginning December 31, 2001 and on December 31 of each year thereafter until paid in full. The entire principal balance shall be due December 31, 2015.

         Interest shall be charged from January 1, 2001 at Seven and Seventy-One One Hundredths (7.71%) percent unless and until Maker defaults hereunder; during any period of default, interest shall accrue at ten (10%) percent per annum.

         The entire unpaid principal balance shall be due and payable, at the option of Payee, at the Acceleration Date, plus any amount of accrued and unpaid interest computed to the Acceleration Date. Any principal balance unpaid at the Acceleration Date shall accrue interest at ten (10%) percent per annum thereafter until paid.

         This Amended and Restated Promissory Note ("Note") is delivered pursuant to the Assignment, Assumption and Release Agreement among Maker, Payee and Robert R. Tashiro ("Tashiro") dated May 4, 2001, and is given to replace that certain promissory note of Tashiro to Payee dated as of January 1, 1996 in the original principal amount of $238,466.00, liability for which was assumed by Maker under the Assignment, Assumption and Release Agreement. Capitalized terms in this Note shall, unless defined or modified herein, have the same meaning as defined in the Shareholder Agreement between Maker and Payee dated May 4, 2001 (the "Shareholder Agreement").

         All payments hereunder shall be applied first to accrued and unpaid interest and the remainder to the reduction of the principal balance outstanding. Maker may prepay this Note, in whole or in part, at any time without penalty provided any prepayment shall be applied first to the last payment due and owing. No partial prepayment shall terminate, reduce or otherwise affect Maker's obligations to continue to make the payments contemplated in this Note until this Note is paid in full.

         Each maker, surety, guarantor and endorser, hereby waives grace, notice, protest, demand, presentment for payment, and diligence in the collection of this Note, and in filing suit hereon, and agrees that their liability for the payment hereof shall not be affected or impaired by any release or change in the security, or by any extension of the time for any payment.

         Should a default be made in the payment of any installment of principal and interest as previously provided then the full unpaid principal of this obligation plus unpaid interest accrued to the date of the default shall, in the discretion of Payee, become immediately due and payable, and may be collected forthwith regardless of the stipulated date of maturity, time being of the essence.

         In the event a default occurs in the performance of any of the covenants or conditions contained in the Shareholder Agreement, Payee shall also have the right to declare the entire unpaid principal amount and unpaid interest (computed to the date of such default) of this Note immediately due and payable.

         Further, all costs and reasonable attorney fees incurred by Payee hereof in collecting or enforcing payment shall be paid upon demand by the Maker. Any failure of Payee to exercise such option to accelerate shall not constitute waiver of the right to exercise such option to accelerate at any future time.

         The undersigned hereby waives demand, presentment for payment, notice of dishonor, protest and notice of protest, and diligence in collection or bringing suit. The holder hereof may extend the time for payment or accept partial payment without discharging or releasing the undersigned.

         It is the intention of Maker and Payee to conform in good faith with all applicable usury laws. In furtherance thereof, Maker and Payee, for themselves and their successors and assigns, stipulate and agree that the terms and provisions contained herein or in any other instrument evidencing the indebtedness described herein or securing such debt shall never be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum permitted under applicable law. Maker shall never be liable for unearned interest and shall never be required to pay interest on the Note in excess of the maximum permitted by applicable law. In the event the holder hereof shall collect monies which are determined by a court of competent jurisdiction to constitute interest in excess of the maximum lawful rate, the collection of such excess shall be deemed to be a mistake and said excess shall at once be refunded to Maker or credited upon the principal then outstanding.

         The Maker of this Note acknowledges that this Note is made and delivered in the State of Michigan and does consent to the jurisdiction over it of the Courts of the State of Michigan in connection with all proceedings to enforce the Note.


                                     MAKER:

                            /s/ Ronald V. Aprahamian
                     --------------------------------------
                              Ronald V. Aprahamian

                                    EXHIBIT P

                  ASSIGNMENT, ASSUMPTION AND RELEASE AGREEMENT

                  ASSIGNMENT, ASSUMPTION AND RELEASE AGREEMENT



         This Assignment, Assumption and Release Agreement (this "Agreement") dated as of May 4, 2001, is by and among Superior Consultant Holdings Corporation ("Issuer"), Robert R. Tashiro ("Assignor") and Ronald V. Aprahamian ("Assignee").


                                    RECITALS

         A. Assignor is maker of a promissory note in favor of Issuer, in the original principal amount of $238,466.00, dated as of January 1, 1996. The note was given in connection with Assignor's purchase of 144,610 shares of Issuer's common stock (the "Shares")

         B. Issuer's subsidiary, Superior Consultant Company, Inc. ("Superior") and Assignor are parties to that certain action styled Superior Consultant Company, Inc. v. Robert Tashiro, Rose Ann Laureto, and Buoy Logic, Inc. commenced January 31, 2001 in Oakland County Circuit Court, Case No. 01-029111-CK (the "Action").

         C. Superior Consultant, Inc., Assignor and Buoy Logic, Inc. have entered into a Settlement, Mutual Release and Discharge Agreement of even date herewith pursuant to which, among other things, Assignor has agreed to sell the Shares. Pursuant to that agreement, the parties hereto have entered into an Agreement to Purchase Shares of even date herewith (the "Purchase Agreement") under which Assignee has agreed to purchase the Shares.

         D. As a portion of the purchase price payable for the Shares, Assignee has agreed to accept the assignment of, and assume the obligations in connection with, Assignor's obligations under the Note, and Issuer has agreed to release Assignor from further liability under the Note. This agreement is intended to implement the terms of such assignment, assumption and release.


         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Capitalized terms not otherwise defined herein will have the meanings given such terms in the Purchase Agreement.

         2. Assignor hereby sells, assigns, conveys and transfers to Assignee, and Assignee hereby purchases from Assignor, all of Assignor's rights in and to, and outstanding liabilities and obligations under, the Note. Assignor represents and warrants to Assignee, and Issuer acknowledges and confirms, that as of April 30, 2001 (and without giving effect to any assignment of such interest), the outstanding principal amount of the Note plus accrued and unpaid interest is $209,336.06.

         3. In consideration of the Purchase Agreement and the foregoing assignment, the receipt and adequacy of which are acknowledged by the parties hereto, Assignee hereby assumes all of the obligations (including the obligation to pay principal and accrued interest) of Assignor under the Note.

         4. In consideration of the Purchase Agreement and Assignee's assumption of liabilities hereunder, Issuer hereby releases Assignor and his successors, assigns, agents and attorneys from any performance under the Note and any and all liabilities, claims, controversies, demands, actions or cause of action, damages or losses of whatever nature which Issuer may have or will have in connection with or otherwise arising from or under the Note.

         5. Concurrently herewith, the following shall occur:

                (a) Assignee will execute and deliver to Issuer an Amended and Restated Promissory Note (the "Amended Note") in the form of Annex 1 to this Agreement.

                (b) In consideration of delivery of the Amended Note, Issuer will mark the original of the Note "canceled and replaced" and deliver it to Assignee.

         6. From and after the date of this Agreement, (a) Issuer will seek payment and collection of amounts due under the Note only from Assignee pursuant to the terms of the Amended Note, (b) Assignee will be responsible make all payments of amounts due under the Note to Issuer (including, but not limited to, all payments of principal and interest thereunder), and shall pay such amounts in accordance with the provisions of the Amended Note and (c) Assignor will not be liable for payments of any amounts due or owing thereunder.

         7. This Agreement may be executed in any number of counterparts, which, when taken together, will be deemed to constitute one and the same instrument.

         8. This Agreement together with the Settlement, Mutual Release and Discharge Agreement and the Purchase Agreement (and, as between Issuer and Assignee only, the Amended Note and the related Shareholder Agreement) constitute the final, complete and exclusive expression of the agreement of the parties and supersedes any and all prior oral or written agreements, negotiations, understandings or arrangements relating to the subject matter hereof. No modification, rescission, waiver, release, or amendment of any provision of this Agreement may be made, except by a written agreement signed by each party. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder as third party beneficiaries or otherwise, and no party hereunder undertakes or agrees to give or to do or refrain from doing anything directly to or for any person not a party to this Agreement.

         9. This Agreement shall be interpreted and the rights and liabilities of the parties hereto determined in accordance with the internal laws of the State of Michigan, without reference to choice of law provisions which would require the application of the law of any other jurisdiction.

         IN WITNESS WHEREOF, the parties have executed this Assignment, Assumption and Release Agreement as of the date first above written.


/s/ Robert R. Tashiro                      /s/ Ronald V. Aprahamian
---------------------------------          -------------------------------------
Robert R. Tashiro (Assignor)               Ronald V. Aprahamian (Assignee)


                SUPERIOR CONSULTANT HOLDINGS CORPORATION (Issuer)





                  By:  /s/ Richard D. Helppie, Jr.
                       ---------------------------------------

                  Its: Chief Executive Officer
                       ---------------------------------------

                                     ANNEX 1
                      AMENDED AND RESTATED PROMISSORY NOTE

                      AMENDED AND RESTATED PROMISSORY NOTE


$203,906.70                                               As of  January 1, 2001
                                                           Executed May 4, 2001
                                                            Southfield, Michigan

         FOR VALUE RECEIVED the undersigned (the "Maker") promises to pay to the order of SUPERIOR CONSULTANT COMPANY, INC., a Michigan corporation ("Payee"), the principal sum of TWO HUNDRED THREE THOUSAND NINE HUNDRED SIX AND 70/100 ($203,906.70) Dollars in lawful money of the United States until paid in full. Equal annual payments of principal and interest in the amount of Twenty-Five Thousand ($25,000) Dollars shall be paid beginning December 31, 2001 and on December 31 of each year thereafter until paid in full. The entire principal balance shall be due December 31, 2015.

         Interest shall be charged at Seven and Seventy-One One Hundredths (7.71%) percent unless and until Maker defaults hereunder; during any period of default, interest shall accrue at ten (10%) percent per annum.

         The entire unpaid principal balance shall be due and payable, at the option of Payee, at the Acceleration Date, plus any amount of accrued and unpaid interest computed to the Acceleration Date. Any principal balance unpaid at the Acceleration Date shall accrue interest at ten (10%) percent per annum thereafter until paid.

         This Amended and Restated Promissory Note ("Note") is delivered pursuant to the Assignment, Assumption and Release Agreement among Maker, Payee and Robert R. Tashiro ("Tashiro") dated May 4, 2001, and is given to replace that certain promissory note of Tashiro to Payee dated as of January 1, 1996 in the original principal amount of $238,466.00, liability for which was assumed by Maker under the Assignment, Assumption and Release Agreement. Capitalized terms in this Note shall, unless defined or modified herein, have the same meaning as defined in the Shareholder Agreement between Maker and Payee dated May 4, 2001 (the "Shareholder Agreement").

         All payments hereunder shall be applied first to accrued and unpaid interest and the remainder to the reduction of the principal balance outstanding. Maker may prepay this Note, in whole or in part, at any time without penalty provided any prepayment shall be applied first to the last payment due and owing. No partial prepayment shall terminate, reduce or otherwise affect Maker's obligations to continue to make the payments contemplated in this Note until this Note is paid in full.

         Each maker, surety, guarantor and endorser, hereby waives grace, notice, protest, demand, presentment for payment, and diligence in the collection of this Note, and in filing suit hereon, and agrees that their liability for the payment hereof shall not be affected or impaired by any release or change in the security, or by any extension of the time for any payment.

         Should a default be made in the payment of any installment of principal and interest as previously provided then the full unpaid principal of this obligation plus unpaid interest accrued to the date of the default shall, in the discretion of Payee, become immediately due and payable, and may be collected forthwith regardless of the stipulated date of maturity, time being of the essence.

         In the event a default occurs in the performance of any of the covenants or conditions contained in the Shareholder Agreement, Payee shall also have the right to declare the entire unpaid principal amount and unpaid interest (computed to the date of such default) of this Note immediately due and payable.

         Further, all costs and reasonable attorney fees incurred by Payee hereof in collecting or enforcing payment shall be paid upon demand by the Maker. Any failure of Payee to exercise such option to accelerate shall not constitute waiver of the right to exercise such option to accelerate at any future time.

         The undersigned hereby waives demand, presentment for payment, notice of dishonor, protest and notice of protest, and diligence in collection or bringing suit. The holder hereof may extend the time for payment or accept partial payment without discharging or releasing the undersigned.

         It is the intention of Maker and Payee to conform in good faith with all applicable usury laws. In furtherance thereof, Maker and Payee, for themselves and their successors and assigns, stipulate and agree that the terms and provisions contained herein or in any other instrument evidencing the indebtedness described herein or securing such debt shall never be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum permitted under applicable law. Maker shall never be liable for unearned interest and shall never be required to pay interest on the Note in excess of the maximum permitted by applicable law. In the event the holder hereof shall collect monies which are determined by a court of competent jurisdiction to constitute interest in excess of the maximum lawful rate, the collection of such excess shall be deemed to be a mistake and said excess shall at once be refunded to Maker or credited upon the principal then outstanding.

         The Maker of this Note acknowledges that this Note is made and delivered in the State of Michigan and does consent to the jurisdiction over it of the Courts of the State of Michigan in connection with all proceedings to enforce the Note.


                                     MAKER:


                     --------------------------------------
                              Ronald V. Aprahamian

                                   EXHIBIT Q

                             SHAREHOLDER AGREEMENT

                              SHAREHOLDER AGREEMENT


         This Shareholder Agreement is made this 4th day of May, 2001 between Ronald V. Aprahamian ("Aprahamian") and Superior Consultant Holdings Corporation ("Holdings").


                                    RECITALS

         A. Aprahamian, Holdings and Robert R. Tashiro ("Tashiro") are parties to an Agreement to Purchase Shares and an Assignment, Assumption and Release Agreement of even date herewith. Pursuant to those agreements, Aprahamian has agreed to purchase 144,610 shares of Holdings common stock held by Tashiro (the "Shares") and to assume the liability of Tashiro under a promissory note (the "Tashiro Note") given by him to Holdings in connection with Tashiro's acquisition of such shares. Aprahamian has further agreed to deliver to Holdings an Amended and Restated Promissory Note in the principal amount of $203,906.70 (the "Aprahamian Note") in replacement of the Tashiro Note, and in consideration thereof Holdings has agreed to cancel the Tashiro Note.

         B. Aprahamian and Holdings wish to establish the provisions contained in this Agreement regarding the Shares and the Aprahamian Note.


         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Aprahamian acknowledges that the Shares were acquired by Tashiro without registration under the Securities Act of 1933 or any state securities law. Aprahamian further acknowledges that as Chairman of the Board of Directors, he may not be able to freely trade the Shares. Aprahamian agrees that he will not transfer the Shares or any portion thereof unless the Shares have been registered under all such applicable laws or the transfer complies with available registration exemptions thereunder, and that Holdings and its transfer agent may refuse to permit any transfer of the Shares made without registration unless there is delivered to them an opinion of counsel, in form and substance satisfactory to Holdings and its counsel, to the effect that the transfer may be effected without registration under all such applicable acts.

         2. In the event that either of the following events occurs, the outstanding principal amount of the Aprahamian Note and accrued and unpaid interest thereon may be accelerated, at the option of Holdings by delivery of written notice to Aprahamian's address as shown on the books and records of Holdings, to become immediately due and payable as of the Acceleration Date specified below:

                (a) Aprahamian resigns as a member of the Board of Directors of Holdings, in which case the Acceleration Date will be the effective date of the resignation, or declines or refuses to stand for re-election to the Board of Directors of Holdings, in which case the Acceleration Date will be the date Aprahamian's term as director ceases.

                (b) There occurs a Change of Control (as defined below) with respect to Holdings, as a result of which Aprahamian becomes entitled to receive cash and/or Marketable

     Securities (as defined below) with an aggregate value, measured as of the date on which Aprahamian first becomes entitled to receive such cash and/or Marketable Securities, that is not less than the remaining principal balance of the Aprahamian Note outstanding on such date.

                        (i) For purposes of this Agreement, "Marketable Securities" means securities which are listed for trading on the New York Stock Exchange, American Stock Exchange or Nasdaq Stock Market, and which Aprahamian may sell (i) without restriction under the Securities Act of 1933 or (ii) within any three month period in compliance with the provisions of Rule 144 and/or Rule 145 promulgated under the Securities Act of 1933.

                        (ii) For purposes of this Agreement, "Change in Control" means (i) the acquisition by any person (including a group within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934) of the ability to elect a majority of the members of the Board of Directors of Holdings, (ii) the merger of Holdings with any entity if Holdings is not the surviving corporation of such merger, (iii) the consummation of any tender offer which results in sale of securities of Holdings possessing the right to elect a majority of the members of the Board of Directors of Holdings or (iv) the sale of all or substantially all of the assets of Holdings in a single transaction or series of transactions, and the distribution to Holdings' shareholders (in liquidation or otherwise) of some or all of the proceeds of the sale. The Acceleration Date with respect to any Change of Control will be the effective date of the Change of Control.

         3. In the event of acceleration of the Aprahamian Note pursuant to
Section 2, Aprahamian will pay amounts owing in accordance with the terms of the Aprahamian Note and Holdings will have the rights provided therein.

         4. This Agreement may be executed in any number of counterparts, which, when taken together, will be deemed to constitute one and the same instrument.

         5. This Agreement shall be interpreted and the rights and liabilities of the parties hereto determined in accordance with the internal laws of the State of Michigan, without reference to choice of law provisions which would require the application of the law of any other jurisdiction.


         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                     /s/ Ronald V. Aprahamian
                     --------------------------------------
                              Ronald V. Aprahamian




                SUPERIOR CONSULTANT HOLDINGS CORPORATION (Issuer)





                   By: /s/ Richard D. Helppie, Jr.
                       ---------------------------------------




                   Its: Chief Executive Officer
                       ---------------------------------------